UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of March 2026

Commission File No. 000-54189

MITSUBISHI UFJ FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

4-5, Marunouchi 1-chome, Chiyoda-ku

Tokyo 100-8330, Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or

will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  X    Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT ON FORM F-3 (NO. 333-273681) OF MITSUBISHI UFJ FINANCIAL GROUP, INC. AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED TO THE U.S. SECURITIES AND EXCHANGE COMMISSION TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED WITH OR FURNISHED TO THE U.S. SECURITIES AND EXCHANGE COMMISSION.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 5, 2026

Mitsubishi UFJ Financial Group, Inc.

By:	/s/ Yoshitaka Sekine
Name:	Yoshitaka Sekine
Title:	Managing Director, Head of Documentation & Corporate Secretary Department, Corporate Administration Division

Mitsubishi UFJ Financial Group, Inc. (MUFG)

Notice Regarding

Change of Representative Corporate Executives

Tokyo, March 5, 2026 — MUFG announced the following changes in Representative Corporate Executives decided at today’s meeting of the Board of Directors.

1. Reasons for the Changes

Changes of Representative Corporate Executives as part of regular changes in corporate executives.

2. Changes in Representative Corporate Executives

(1) Effective as of April 1, 2026

Name	New Position	Former Position
Takuya Tanaka	Senior Managing Corporate Executive (Representative Corporate Executive) Group Head, Commercial Banking & Wealth Management Business Group (excluding in charge of Wealth Management Research Division), Deputy Group Head, Asset Management & Investor Services Business Group, Head of Unit, Wealth Management Unit	Managing Executive Officer Assistant Group Head, Commercial Banking & Wealth Management Business Group (in charge of Business Promotion), Deputy Group Head, Asset Management & Investor Services Business Group, Head of Unit, Wealth Management Unit
Yoshiaki Ueno	Managing Corporate Executive (Representative Corporate Executive) Group CSO (in charge of Corporate Planning Division (excluding Financial Resources Management and Global Business)), Group CSuO, in charge of Corporate Administration Division	Managing Executive Officer Group Deputy CSO

3. CV of New Representative Corporate Executive

Takuya Tanaka

Date of Birth	December 6, 1968

Education	Mar. 1991	B.A. in Economics, Kyoto University

	May 1996	Master of Business Administration, Emory University

Business Experience	Apr. 1991	Joined The Sanwa Bank, Ltd., Umeda-Shinmichi Branch

Jun. 2017

Executive Officer, General Manager, Corporate Banking Strategy Division, Corporate Banking Operations Division of The Bank of Tokyo-Mitsubishi UFJ, Ltd.

Executive Officer, General Manager, Corporate Business Planning Division, Financial Solutions Planning Division of Mitsubishi UFJ Financial Group Inc. (MUFG)

Jul. 2018

Executive Officer, Managing Director, Head of Japanese Corporate & Investment Banking Business Planning Division, Corporate Banking Operations Division of MUFG Bank, Ltd.

Executive Officer, Managing Director, Head of Japanese Corporate & Investment Banking Business Planning Division, Trust Business Planning Division of MUFG

	May 2019	Executive Officer, Managing Director, Head of Japanese Corporate Banking Division for Asia, Country Head of Singapore of MUFG Bank, Ltd.

	Apr. 2021	Managing Executive Officer, Group Head, Osaka Corporate Banking Group of MUFG Bank, Ltd.

Apr. 2023

Managing Executive Officer, Deputy Chief Executive, Retail & Commercial Banking Business Unit, Group Head, Wealth Management Group, Branch Management for Eastern Japan of MUFG Bank, Ltd.

Managing Executive Officer, Assistant Group Head, Retail & Commercial Banking Business Group, Deputy Group Head, Asset Management & Investor Services Business Group, Head of Unit, Wealth Management Unit of MUFG

Apr. 2024

Managing Executive Officer, Deputy Chief Executive, Commercial Banking & Wealth Management Business Unit, Group Head, Wealth Management Group, Branch Management for Eastern Japan of MUFG Bank, Ltd.

Managing Executive Officer, Assistant Group Head, Commercial Banking & Wealth Management Business Group, Deputy Group Head, Asset Management & Investor Services Business Group, Head of Unit, Wealth Management Unit of MUFG (current)

	Apr. 2025	Senior Managing Executive Officer, Deputy Chief Executive, Commercial Banking & Wealth Management Business Unit, Group Head, Wealth Management Group of MUFG Bank, Ltd. (current)

Type and Number of MUFG Shares Owned	Ordinary Shares: 41,559 (As of September 30, 2025)

Yoshiaki Ueno

Date of Birth	February 26, 1974

Education	Mar. 1996	Bachelor of Laws, The University of Tokyo

	Jun. 2003	School of Management, Yale University

Business Experience	Apr. 1996	Joined The Bank of Tokyo-Mitsubishi, Ltd., Toranomon Branch

Jun. 2022

Executive Officer, Chief Data Officer (CDO), Managing Director, Head of Corporate Planning Division of MUFG Bank, Ltd.

Executive Officer, Group CDO, Managing Director, Head of Corporate Planning Division of Mitsubishi UFJ Financial Group Inc. (MUFG)

Feb. 2025

Managing Executive Officer, Chief Data Officer (CDO), in charge of Office of Chairman of Japanese Bankers Association, Managing Director, Head of Corporate Planning Division of MUFG Bank, Ltd.

Managing Executive Officer, Group CDO, Managing Director, Head of Corporate Planning Division of MUFG

Apr. 2025

Managing Executive Officer, Deputy Chief Strategy Officer (Deputy CSO), in charge of Office of Chairman of Japanese Bankers Association and Credit Portfolio Management Office of MUFG Bank, Ltd.

Managing Executive Officer, Group Deputy CSO, MUFG (current)

	Jun. 2025	Member of the Board of Directors, Managing Executive Officer, Deputy CSO, in charge of Office of Chairman of Japanese Bankers Association and Credit Portfolio Management Office of MUFG Bank, Ltd. (current)

Type and Number of MUFG Shares Owned	Ordinary Shares: 16,100 (As of September 30, 2025)

- End -

About MUFG

Mitsubishi UFJ Financial Group, Inc. (MUFG) is one of the world’s leading financial groups. Headquartered in Tokyo and with over 360 years of history, MUFG has a global network with approximately 2,000 locations in more than 40 countries. The Group has about 150,000 employees and offers services including commercial banking, trust banking, securities, credit cards, consumer finance, asset management, and leasing. The Group aims to “be the world’s most trusted financial group” through close collaboration among our operating companies and flexibly respond to all of the financial needs of our customers, serving society, and fostering shared and sustainable growth for a better world. MUFG’s shares trade on the Tokyo, Nagoya, and New York stock exchanges. For more information, visit https://www.mufg.jp/english.